J61

16002128

RECEIVED

2016 APR -4 PM 2:05

SEC / TM

...ON

Washington, D.C. 20549

SEC Mail Processing Section

APR 04 2016

Washington DC 412

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67525

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/15 (MM/DD/YY) AND ENDING 12/31/15 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: AMBASSADOR FINANCIAL GROUP INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1605 NORTH CEDAR CREST BLVD., SUITE 508
(No. and Street)

ALLENTOWN	PA	18104
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

MATTHEW T. RESCH 610-351-1633
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Baker Tilly Virchow Krause, LLP
(Name – *if individual, state last, first, middle name*)

ONE WINDSOR PLAZA 7535 WINDOSOR DRIVE	ALLENTOWN	PA	18195
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, MATTHEW T. RESCH, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of AMBASSADOR FINANCIAL GROUP INC., as of DECEMBER 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

COMMONWEALTH OF PENNSYLVANIA
Notarial Seal
Heidi M. Geist, Notary Public
South Whitehall Twp., Lehigh County
My Commission Expires March 21, 2016
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Heidi M. Geist
Notary Public

Signature

CO-CEO
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Ambassador Financial Group, Inc.

Financial Statements

Including Report of
Independent Registered Public Accounting Firm
as of and for the Year Ended December 31, 2015

(Filed as CONFIDENTIAL Information Pursuant to
Rule 17a-5 of the Securities Exchange Act of 1934)

Ambassador Financial Group, Inc.

Table of Contents
December 31, 2015

BAKER TILLY

Baker Tilly Virchow Krause, LLP
7535 Windsor Dr, Ste 300
Allentown, PA 18195-1027
tel 610 336 8180
tel 800 267 9405
fax 888 264 9617
bakertilly.com

Report of Independent Registered Public Accounting Firm

Board of Directors
Ambassador Financial Group, Inc.
Allentown, Pennsylvania

We have audited the accompanying statement of financial condition of Ambassador Financial Group, Inc. (a Pennsylvania subchapter S corporation) as of December 31, 2015. The statement of financial condition is the responsibility of Ambassador Financial Group, Inc.'s management. Our responsibility is to express an opinion on the statement of financial condition based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial condition of Ambassador Financial Group, Inc. as of December 31, 2015 in accordance with accounting principles generally accepted in the United States of America.

Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania
February 24, 2016

Ambassador Financial Group, Inc.

Statement of Financial Condition

December 31, 2015

Assets

Cash	$ 2,249,233
Commissions and other fees receivable	125,630
Prepaid expenses	176,675
Furniture and equipment, net of accumulated depreciation	50,329
Deposits	71,099
Total Assets	$ 2,672,966

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$ 49,266
Total Liabilities	49,266
Stockholder's Equity	
Common stock, no par value; 1000 shares authorized; 100 shares issued and outstanding	25,000
Retained earnings	2,598,700
Total Stockholder's Equity	2,623,700
Total Liabilities and Stockholder's Equity	$ 2,672,966

See notes to financial statements

Note 1 - Nature of Business

Ambassador Financial Group, Inc. (the "Company") was incorporated on August 22, 2006 and commenced operations September 18, 2006. The Company is a wholly-owned subsidiary of Ambassador Partners, LLC. The Company obtained its broker-dealer license on June 11, 2007. The Company is a Pennsylvania corporation that derives substantially all of its income by rendering fixed income sales and trading and comprehensive investment banking and consulting services to financial institutions and other financial services companies. The Company is registered in Delaware, Indiana, Massachusetts, Nevada, New Jersey, New York, Ohio, Oregon, Pennsylvania, Florida, Maryland, Virginia, Michigan, and Tennessee. The Company executes investment transactions at the direction and on behalf of its customers. The securities are cleared and commissions are earned through a third-party and remitted to the Company. All securities are delivered via payment to the Company's client's safekeeping agent. The Company is a member of and is subject to examination and supervision by the Financial Industry Regulatory Authority ("FINRA") and the Securities and Exchange Commission.

Note 2 - Summary of Significant Accounting Policies

A summary of the significant accounting policies consistently applied in the preparation of the accompanying financial statements follows:

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America.

Income Taxes

By consent of its stockholder, the Company has elected to report under the provisions of subchapter S of the Internal Revenue Code and the Commonwealth of Pennsylvania. Under those provisions, the Company does not pay federal or state corporate income taxes on its income. The stockholder is liable for federal and state income taxes on its share of the Company's taxable income. Consequently, no provision for income taxes has been presented on the financial statements.

The Company accounts for uncertainty in income tax positions under the Financial Accounting Standards Board guidance, which clarifies the recognition by prescribing the threshold a tax position is required to meet before being recognized in the financial statements. Under these provisions of accounting for uncertain tax positions, the Company has no required accruals at December 31, 2015. The Company's federal and state income tax returns are no longer subject to examination by federal and state taxing authorities for years before 2012.

Securities and Exchange Commission Rule 15c3-3 Exemption

The Company operates under the exemptive provisions of Paragraph (k)(2)(ii) of Rule 15c3-3 of the Securities Exchange Act of 1934, as the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with activities as a broker or dealer, and does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more designated bank accounts.

Note 2 - Summary of Significant Accounting Policies (Continued)

Revenue Recognition

The Company recognizes revenues on the accrual basis as earned. Commissions are recorded on a trade-date basis as securities transactions occur. Consulting fees are recognized as income when the Company renders the related services. Amounts billed or collected which will be earned in future months are shown as deferred revenues. The Company has no deferred revenues as of December 31, 2015.

Concentrations of Credit Risk

Financial instruments that potentially expose the Company to concentrations of credit risk consist principally of cash. The Company maintains its cash in bank deposit accounts that, at times, may exceed federally insured limits. Company's management performs periodic reviews of the relative credit rating of its banks to lower its risk. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates. The Company does not have any significant estimates at December 31, 2015.

Commissions and Other Fees Receivable

Commissions and other fees receivable are stated at their outstanding balances. The Company considers commissions and other fees receivable to be fully collectible. If collection becomes doubtful, an allowance for doubtful accounts will be established, or the accounts will be charged to expense when that determination is made by management. Unpaid balances remaining after the stated payment terms are considered past due. Recoveries of previously charged off accounts are recorded when received. The allowance for doubtful accounts receivable was $ -0- at December 31, 2015.

Furniture and Equipment

Furniture and equipment is stated at cost. Depreciation is computed on the straight-line method over 5 to 10 years.

Maintenance and repairs of furniture and equipment are charged to operations and major improvements are capitalized. Upon retirement, sale or other disposition of furniture and equipment, the cost and accumulated depreciation are eliminated from the accounts and gain or loss is included in financial income and expenses.

Note 2 - Summary of Significant Accounting Policies (Continued)

Statement of Changes in Liabilities Subordinated to Claims of General Creditors

The Company had no liabilities subordinated to the claims of general creditors for 2015; consequently, the financial statements have not included the Statement of Changes in Liabilities Subordinated to Claims of General Creditors.

Subsequent Events

The Company has evaluated events and transactions occurring subsequent to the statement of financial condition date of December 31, 2015 for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date the financial statements were issued, noting none.

Note 3 - Deposit with Clearing Organization

A minimum of $100,000 in cash is required to be deposited with the third-party firm as part of the operating agreement. This minimum was increased in 2015 from the prior minimum of $30,000. Currently the amount of that deposit is $61,405 and is included in deposits in the statement of financial condition at December 31, 2015. The Company provides the third party incremental deposits each month until the new minimum is reached.

Note 4 - Net Capital and Other Requirements

The Company is subject to the Securities and Exchange Commission ("SEC") Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined in Rule 15c3-1, shall not exceed 15 to 1. Rule 15c3-1 also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2015, the Company had net capital of $2,261,372, which was $2,256,372 in excess of its required net capital of $5,000. The Company's aggregate indebtedness to net capital ratio was 0.0218 to 1 at December 31, 2015.

The Company does not carry securities accounts for customers or perform custodial functions related to customer securities. This allows the Company to claim an exemption from SEC Rule 15c3-3 under paragraph (k)(2)(ii), which relates to the maintenance of special accounts for the exclusive benefits of customers.

Note 5 - Commitments

The Company leases its three office locations under operating lease agreements. Two of the lease agreements are month-to-month while the other lease expires in December 2018. Lease expense for the year ended December 31, 2015 totaled $121,103.

Future minimum lease payments by year and in the aggregate, under the above lease agreement are as follows:

Year Ending December 31:	
2016	$ 43,188
2017	43,188
2018	43,188
	$ 129,564

Note 6 - Retirement Plan

The Company has established a Simple IRA Plan. For all eligible employees, the Company has elected a 3% matching contribution. The Company made a matching contribution of $108,072 for the year ended December 31, 2015.

BAKER TILLY

Baker Tilly Virchow Krause, LLP
2555 Windsor Dr, Ste 300
Allentown, PA 18195-1027
tel 610 336 8180
tel 800 267 9405
fax 888 264 9617
bakertilly.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Ambassador Financial Group, Inc.
Allentown, Pennsylvania

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Ambassador Financial Group, Inc. identified the following provision of 17 C.F.R. § 15c3-3(k) under which Ambassador Financial Group, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(ii) (the "exemption provisions") and (2) Ambassador Financial Group, Inc. stated that it met the identified exemption provisions as of December 31, 2015 and throughout the period January 1, 2015 through December 31, 2015 without exception. Ambassador Financial Group, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ambassador Financial Group, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Baker Tilly Virchow Krause, LLP

Allentown, Pennsylvania
February 23, 2016

AMBASSADOR
FINANCIAL GROUP

Exemption Report

February 22, 2016

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

To Whom It May Concern:

This is the Exemption Report for Ambassador Financial Group, Inc. Ambassador Financial Group, Inc. claims exemption from SEA Rule 15c3-3 under paragraph (k)(2)(ii) for the period from January 1, 2015 through December 31, 2015 because we do not hold customer funds or safekeep securities. Paragraph (k)(2)(ii) states: "The provisions of this section shall not be applicable to a broker or dealer: (i) Who carries no margin accounts, promptly transmits all customer funds and delivers all securities received in connection with its activities as a broker or dealer, does not otherwise hold funds or securities for, or owe money or securities to, customers and effectuates all financial transactions between the broker or dealer and its customers through one or more bank accounts, each to be designated as "Special Account for the Exclusive Benefit of Customers of Ambassador Financial Group";." Ambassador Financial Group, Inc. met the exemption provisions under SEA Rule 15c3-3 paragraph (k)(2)(ii) for the period January 1, 2015 through December 31, 2015, without exception.

Kindest regards,

Matthew T. Resch, CFA
Co-Founder and Managing Principal

Ambassador Financial Group
1605 North Cedar Crest Boulevard
Suite 508
Allentown, PA 18104
(866) 240-3898

March 31, 2016

SEC
Division of Trading and Markets
Washington, DC 20549

SEC File No: 8-67525

To Whom It May Concern:

In response to your letter dated 3/29/16 requesting the Public statement please find a copy of the Public statement that was originally included in the package with the Confidential statement sent to the SEC received on 2/26/16.

If you have any questions please contact me directly at 866-240-3898

Regards,

Jack E. Payne, CFA, CFP
Senior Vice President, Finance & Operations
Ambassador Financial Group